AH 7/10/2002

50 7/8/02

02019254

SECURITIES AND EXCHANGE COMMISSION

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PROCESSED

JUL 1 2 2002

THOMSON FINANCIAL

SEC MAIL RECEIVED JUL 0 1 2002 WASH. D.C.

SEC FILE NUMBER
8- 36112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2001** (MM/DD/YY) AND ENDING **April 30, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARC FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 BROAD STREET
(No. and Street)

CLIFTON (City) **NJ** (State) **07013** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC PEREL **(973) 249-1000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein Pinchuk & Kaminsky LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830 New York, NY 10001
(Address) (City) (State)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, MARC PEREL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARC FINANCIAL SERVICES, INC., as of April 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

MARGARITE PAPAMARKOS
A Notary Public of New Jersey
My Commission Expires June 26, 2003

Notary Public

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPK

INDEPENDENT AUDITORS' REPORT

Bernstein Pinchuk & Kaminsky LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

The Board of Directors
ARC Financial Services, Inc.
Clifton, New Jersey

We have audited the accompanying statement of financial condition of ARC Financial Services, Inc. at April 30, 2002 and the related statements of operations and changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARC Financial Services, Inc. as of April 30, 2002 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Bernstein Pinchuk & Kaminsky

New York, New York
June 10, 2002

ARC FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2002

ASSETS

Cash	$	10,047
Due from affiliate (Note 2)		4,011
Total Assets	$	14,058

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Due to affiliate	$	-
Shareholder's Equity		
Common stock, no par value		
Authorized..................2,500 shares		
Issued and outstanding.. 100 shares		15,000
Additional paid-in capital		59,293
Accumulated deficit		(60,235)
Total Shareholder's Equity		14,058
Total Liabilities and Shareholder's Equity	$	14,058

The accompanying independent auditors' report and notes are an integral part of this statement.

ARC FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS AND CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED APRIL 30, 2002

Income		
Interest		$ -
Expenses		
Professional fees	$ 3,050	
Filing fees	750	
Miscellaneous	33	
State Corporation Tax	240	
Total Expenses		4,073
Net Loss		(4,073)
Accumulated Deficit - May 1, 2001		(56,162)
Accumulated Deficit - April 30, 2002		(60,235)
Common stock		15,000
Additional paid-in capital - May 1, 2001	59,293	
Contributions during year	-	
Additional paid-in capital - April 30, 2002		59,293
Shareholder's Equity - April 30, 2002		$ 14,058

The accompanying independent auditors' report and notes are an integral part of this statement.

ARC FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 30, 2002

Cash flows from operating activities	
Net loss	$ (4,073)
Cash flow from financing activities:	
Additional capital contributed	-
Collection of due from affiliate	-
Net cash provided by financing activities	-
Cash flow from investing activities:	
Repayment of advances to affiliate	3,939
Net cash provided (used) by investing activities	3,939
Net increase (decrease) in cash and equivalents	(134)
Cash and equivalents, begining of year	10,181
Cash and equivalents, end of year	$ 10,047
Supplemental cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ 240

The accompanying independent auditors' report and notes are an integral part of this statement.

NOTE 1. BUSINESS DESCRIPTION

ARC Financial Services, Inc. (the "Company") was incorporated on May 3, 1985 under the laws of the State of New Jersey for the primary purpose of engaging in the securities brokerage business.

NOTE 2. DUE FROM AFFILIATE

Due from affiliate represents non-interest bearing advances totalling $4,011 for certain operating expenses, which have been made to a company affiliated by common ownership and management. The balance is due on demand.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, if greater. At April 30, 2002 the Company had net capital of $10,047 which was $5,047 in excess of its required minimum net capital of $5,000.

ARC FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2002

NET CAPITAL:		
Shareholders' equity	$	14,058
Deductions		
Non-allowable asset - due from affiliates		(4,011)
NET CAPITAL	$	10,047
AGGREGATE INDEBTEDNESS	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital at 1500%	$	10,047
Excess net capital at 1000%	$	10,047

There are no material differences between the Company's computations as reported in part IIA of form X-17A-5 as of April 30, 2002 and the amounts shown above.

BPK

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Bernstein Pinchuk & Kaminsky LLP

Certified Public Accountants

Seven Penn Plaza
New York, NY 10001

Tel 212 279-7900
Tel 516 897-7979
Fax 212 279-7901
BPKCPAS@aol.com

The Board of Directors
ARC Financial Services, Inc.
Clifton, New Jersey

In planning and performing our audit of the financial statements of ARC financial Services, Inc. for the year ended April 30, 2002 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ARC financial Services, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether these practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and may not be detected. Also, a projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A

material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements been audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

New York, New York
June 10, 2002

ARC FINANCIAL SERVICES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5-PART III
FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
FOR THE YEAR ENDED APRIL 30, 2002

ARC FINANCIAL SERVICES, INC.

CONTENTS